FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            .No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on November 26, 2018

ROYAL DUTCH SHELL PLC - Voting Rights and Capital

London, November 26

Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, we hereby notify the market of the following:

Royal Dutch Shell plc´s capital consists of 4,513,394,760 A shares and 3,745,486,731 B shares, each with equal voting rights. Royal Dutch Shell plc holds no ordinary shares in Treasury.

The total number of A shares and B shares in issue is 8,258,881,491 and this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Royal Dutch Shell plc under the FCA´s Disclosure Guidance and Transparency Rules.

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Total number of voting rights and capital

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: November 29, 2018